Exhibit 99.3
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the Annual Report of Precision Drilling Trust on Form 40-F for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned President and Chief Operating Officer of Precision Drilling Corporation as agent for and on behalf of Precision Drilling Trust, hereby certifies, to such officer’s knowledge, that:
1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Precision Drilling Trust.
By:   /s/  Gene C. Stahl
Gene C. Stahl
President and Chief Operating Officer of Precision Drilling Corporation,
as agent for and on behalf of Precision Drilling Trust
March 29, 2007